May 4, 2006


United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E
Washington, DC 20549-7010
USA

     Re:   B & D Food Corp.
           Form 10-KSB for Fiscal Year Ended December 31, 2004
           File No. 0-21247

Ladies and Gentlemen:

This letter sets forth the responses of B&D Food Corp. (the "Company") to the Staff's comments in the letter dated February 9, 2006 from Karl Hiller, Branch Chief, relating to the filing listed above (the "Letter"). For the convenience of the Staff, the Staff's comments, numbered in accordance with the Letter, are set out immediately preceding each corresponding response.

Form 8-K/A filed July 22, 2005

General

1. In the "Organizational History" section, the Company mentioned the lease agreement between BDFC and Coinbra (that was signed on December 21, 2002 and closed on January 21, 2003), according to which BDFC leased to Coinbra its manufacturing facilities, and the lease termination agreement that was signed on March 31, 2005. All of those agreements were written in Portuguese. The agreements have been translated to English and were attached as Exhibit 10.3 to our Annual Report on 10-KSB filed on March 31, 2006.

Financial Statements

Audit Opinion, Page 1

2. We were advised by Schwartz Levitsky Feldman LLP, our independent auditors that they have responded to this comment in their letter in March 2006.

Note D - Summary of Significant Accounting Policies

3.    Revenue Recognition, Page 8

      In future filings (including the restatements) we will use the term "Income from Coffee Sales" or other suitable term instead of "Income from Operations" as we did in our Annual Report on 10-KSB filed on March 31, 2006. We have amended our Form 8-K/A to reflect the requested changes.

Interim Financial Statements

4. As described in section 1 above, we filed all the agreements (the lease agreement, the closing agreement and the termination agreement) as exhibit
      10.3 to our Form 10KSB filed in March 31, 2006.

      As requested, we will amend the information in Note I (Leasing agreement) to the interim financial statements to address the issues raised in comments four and five.

Unaudited Pro Forma Condensed Combined Financial Statements, Page 1

5. Pursuant to the SEC comments, the Company restated the Pro Forma statements in order to account the transaction according to the instructions described in Appendix D11 to D18 of SFAS 141 "Business Combination". Since this was a transaction between entities under common control, there was no step-up in basis or any adjustment to fair value. As the controlling stockholders of BDFC gained control of the Company in April 29, 2005, the Pro Forma Statements include the results of operations of BDFC until that date on a stand alone basis and the combined results of the Company with BDFC as from that date. The recapitalization of the Company was recorded as an adjustment in the Statement of Stockholders' Deficiency pursuant to a business combination of entities under common control.

      In addition, as described in note 2 to the 2005 financial statements included in our Form 10KSB filed on March 31, 2006, the financial statements of BDFC for the year 2004 were restated, mainly in order to properly present the reallocation of costs attributable to property, plant and equipment acquired in 1997 from Banco Do Brazil which resulted in reduced depreciation charges for 2004 and prior years. The financial statements of BDFC for the first six months ended June 30, 2005 are restated accordingly.

      As requested, we have filed restated pro forma condensed combined financial statements pursuant to our amended 8K/A and Form 10-QSB/A.

Form 10-QSB/A for the periods ended September 30, 2005

6. As requested, we have filed restated pro forma condensed combined financial statements included pursuant to our amended Form 10-QSB/A.

Form 8-K filed December 22, 2005

7. On December 20, 2005, the Company issued a convertible promissory note to a third party in the amount of $250,000 (the "Note"). The note will automatically mature and be due and payable on December 20, 2007.

      The note bears interest at an annual rate of 8% and is convertible into the Company's common stock after the first six months at any time according to the following formula:

         Number of shares   =                Principal amount + accumulated interest
                                  --------------------------------------------------------------
                                       90% of the average share price in the last 10 days
                                                  prior to the conversion date

      Based on our analysis, we conclude the following:

      a) The note cannot be defined as a conventional convertible debt under EITF 00-19.

      b) Considering the Company's other convertible note in the amount of $10 million, the Company cannot be certain that it has sufficient authorized and unissued shares that will allow settlement of the note. Accordingly, based on the instructions of EITF 00-19 the embedded derivative cannot be classified in stockholders' equity.

      c) The Company does not meet the exception in paragraph 11(a) of SFAS 133 as the embedded derivative, if freestanding, could not be classified in stockholders' equity in the statement of financial position.

      d) As the Company does not meet the exception in paragraph 11(a) of SFAS 133, according to section 12 of SFAS 133 the embedded derivative instrument will be separated from the host contract and accounted for as a derivative instrument.

      e) The fair value of the embedded derivative does not differ materially from the intrinsic value, and was estimated to be $28,000.

      f) A portion of the proceeds equal to the fair value of the embedded derivative will be allocated to current liabilities. The amount of the discount assigned to the embedded derivative feature will be amortized over the period of the note as from the year 2006.

      At your request, the following is a list of all the outstanding instruments that may require us to issue shares upon conversion or exercise:

                          Date of
     Instrument           Issuance          Amount        Maturity date                    Terms
---------------------- ---------------- ---------------- ---------------- -----------------------------------------
Convertible            7.8.05           $10,000,000      7.7.08           Bears annual interest of 8%.
Promissory Note                                                           Convertible to shares at any time at a
                                                                          rate of $0.20 per share.
---------------------- ---------------- ---------------- ---------------- -----------------------------------------
                                                                          Five year warrants to purchase 200,000
Warrants               10.25.05         $35,000 (*)      10.24.10         shares of the Company at an exercise
                                                                          price of $0.18 per share.
---------------------- ---------------- ---------------- ---------------- -----------------------------------------
                                                                          Bears annual interest of 8%.
                                                                          Convertible to shares at any time after
                                                                          the first six months based on the
Convertible            12.20.05         $250,000         12.20.07         following formula: Principal +
Promissory Note                                                           interest/90% of the average closing
                                                                          price in the last 10 days prior to the
                                                                          conversion.
---------------------- ---------------- ---------------- ---------------- -----------------------------------------

                          Date of
     Instrument           Issuance          Amount        Maturity date                    Terms
---------------------- ---------------- ---------------- ---------------- -----------------------------------------
Convertible            2.24.06          $100,000         2.24.08          Bears annual interest of 9.5%.
Promissory Note                                                           Convertible to shares at any time after
                                                                          the first six months based on share
                                                                          price of $0.65
---------------------- ---------------- ---------------- ---------------- -----------------------------------------
Convertible            3.8.06           $50,000          3.8.08           Bears annual interest of 9.5%.
Promissory Note                                                           Convertible to shares at any time after
                                                                          the first six months based on share
                                                                          price of $0.65
---------------------- ---------------- ---------------- ---------------- -----------------------------------------
Convertible            4.14.06          $50,000          4.14.08          Bears annual interest of 9.5%.
Promissory Note                                                           Convertible to shares at any time after
                                                                          the first six months based on share
                                                                          price of $0.65
---------------------- ---------------- ---------------- ---------------- -----------------------------------------

(*) The fair value of the warrants was calculated by the Black-Scholes method, using a riskless rate of 4.41%. The fair value amount was recorded as expense in the Company's books.

The Company acknowledges that:

      - the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

      - Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      - the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



Yours very truly


/s/ Yaron Arbell
---------------------------------------
Yaron Arbell, Chief Executive Officer
B & D Food Corp.